SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the First Quarter 2007

BOVESPA [1] (lot of 1,000 shares)
TCSL3: R$10.80
TCSL4: R$7.27

NYSE [1] (1 ADR = 10,000 shares)
TSU: US$35.60

(1) Figures of May 03, 2007

1Q07 Conference Call

Conference Call in English
May 4th , 2007, at 11:00 am, Brasília time.
(10:00 US ET)

Conference Call in Portuguese:
May 4th , 2007, at 13:00 pm, Brasília time.
(12:00 US ET)

For further information, please access the Company’s website: www.timpartri.com.br

IR Contacts

Stefano De Angelis
CFO and Investor Relations Officer

Joana Serafim
IR Manager
(55 21) 4009-3742 / 8113-0571
jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
(55 21) 4009-3751 / 8113-0547
lwanderley@timbrasil.com.br

Fabio Levy Costa
IR Analyst
(55 21) 4009-3751 / 8113-0024
flcosta@timbrasil.com.br

Rio de Janeiro, May 4, 2007 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the first quarter 2007 (1Q07). TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunications services through its mobile operators throughout Brazil and is the largest GSM operator in the country. The following financial and operating information is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2006 (1Q06), except when otherwise indicated.

1Q07 Highlights

  Leadership in innovative services: Launch of “TIM Casa Empresarial”, the corporate offer of the pioneering service in the Brazilian market that allows TIM clients to make local calls to fixed phones, from the area registered as their workplace, at a lower cost.

  Creation of the Customer Operations Unit with the purpose of coordinating post-sale strategies, thus maximizing client satisfaction and its life cycle.

  Client base closed the 1Q07 at 26.3 million reaching 25.8% market share versus 23.5% in the 1Q06.

  Leader in 1Q07 net additions: adding 896.2 thousand clients which represent 40.1% of the total market’s net additions.

  Continued postpaid growth: In twelve months, the postpaid subscriber base grew by 31.4% reaching 21.6% of total customer (+1.0 p.p. YoY).

  Solid growth of net service revenue of R$2,661.5 million, 44.1% higher than in the 1Q06 (or up by 22,4%, considering the elimination of the Partial Bill & Keep system on January 1, 2006).

  ARPU (average revenue per user) totaled R$34.4, remaining in line with the 3Q06, a period without seasonal effects that characterize the fourth quarter and broadly stable when compared to normalized 1Q06 ARPU (R$35.2)

  Reduced subscriber acquisition cost (SAC): down by 17.3% year-on-year due to the strict control of variable costs, especially subsidies. In the 1Q07, the SAC/ARPU ratio was 3.8 months, below the 1Q06’s 4.3 months.

  Profitable Growth: EBITDA totaled R$664.0 million (up by 15.7% year-on- year), accompanied by an EBITDA margin of 23.4%, in line with the Company’s expectations for 2007.

  The Shareholders’ Meeting approved the payment of R$450.8 million dividends, to be effected as of June 26, 2007.

Main Regulatory and Accounting Changes

1. Accounting changes

For comparison purposes the accounting changes were applied for the 1Q06
The Company analyzed the best accounting practices for the sector and this resulted in changes whose effects are presented below. These figures differ materially from those in the previous quarterly information available to shareholders and the market.

1.1. Prepaid Expenses (Deferral of Handset Subsidies)

Management changed the accounting procedures for costs related to postpaid handset sales. These would henceforth be deferred and amortized in line with the minimum permanence period stipulated in client contracts (12 months) in order to better reflect the performance of the postpaid segment (previously these costs were booked directly under results).

Deferral of handset sale costs applies only to the postpaid segment, in which clients sign an agreement to remain with the company for at least 12 months and are fined in case of cancellation.

The practice was adopted as of the third quarter of 2006 and is retroactive to January 1, 2006. Thus, 1Q06 information was adjusted for comparison purposes.

1.2. Discounts on Handset Sales

In the 1Q07, all discounts were fully booked as “discounts on products sold”, instead of being partially allocated to selling expenses and cost of goods sold.

The change was adopted as of the fourth quarter of 2006 and is retroactive to January 1, 2006. Thus, 1Q06 information was adjusted for comparison purposes.

1.3 Discontinued Asset Liability (Asset Retirement Obligation – ARO)

In the fourth quarter 2006 (retroactive to 2004), pursuant to CVM Resolution 489 of October 3rd 2005, the Company began to adopt new accounting procedures, as to bring them into line with those adopted by other companies in the telecommunications sector. Now the estimated cost of dismantling radio towers and equipment in rented buildings will be recognized as an obligation, as a counter-entry of permanent assets. The depreciation of these assets is calculated based on their useful life. The estimated liability is discounted to present value in order to reflect the best current estimate.

The change was adopted as of the fourth quarter of 2006 and is retroactive to January 1, 2006. Thus, 1Q06 information was adjusted for comparison purposes.

1.4. Reclassification of the goodwill amortization paid in the privatization

As of the 1Q07, part of the amortization related to the goodwill paid in the privatization is being booked as income tax, in order to align with the international accounting standard.

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For comparison purposes, Attachment 4 includes a pro-forma financial statement, applying the accounting changes mentioned in “item 1” as of January 1, 2006.

2. Exclusion of Partial Bill and Keep

With the introduction of the SMP (Personal Mobile Service) in 2000, Anatel created the partial Bill & Keep concept, which meant that in calls between mobile operators in the same registration area (local), one operator was obliged to pay the other the interconnection charge (VUM) only if traffic exceeds 55% of the total in either direction.

With the introduction of Resolution 438 of July 14, 2006, Anatel completely eliminated the Bill & Keep concept, establishing a full interconnection regime, meaning that each mobile operator will paid the interconnection on each local call to other mobile company.

Message from Management

TIM Participações has maintained an outstanding position in the Brazilian market with regards to client satisfaction and preference, Brand recognition in both the consumer and corporate segments, and continued growth in market share and service revenue. Such results combined with its solid quarterly operating and financial performance continued to reflect a profitable growth.

The Company acknowledges end-to-end quality service as the key element that drives customer choice and loyalty. In light of this, it created in this first quarter of 2007 the Customer Operation Unit, with the purpose of coordinating post-sale strategies, thus maximizing client satisfaction and its life cycle.

System integration and segmentation tools have been crucial to offering clients better services. As a result, TIM continues to develop innovative products in the Brazilian market. In this quarter, it is worth highlighting the solutions geared to the corporate market, such as “TIM Casa Empresarial”, “TIM Empresa Nacional + Tarifa Zero Brasil” and “TIM Empresa Mais”, all targeted at meeting the demands of companies of different sizes.

TIM’s strategy has been focused on the acquisition and retention of highly valued clients in all segments and on the pursuit of operating efficiency in supporting the expansion of its client base.

In the postpaid segment, TIM will continue its drive for quality. Among the initiatives planned for 2007, it is worth highlighting those related to the corporate sector, which primarily include the enhancement of mobile data solutions.

In the prepaid segment, the objective is to pursue efficiency by stimulating SIM Card selling offers, launching plans that promote intra-network traffic and eliminating subsidies. It is worth noting that strong mobile penetration growth in Brazil, coupled with the existence of a residual market in the middle and low-income population, signals the need for an approach oriented to low-ARPU clients in order to guarantee the profitability of this segment.

All marketing efforts will continue advancing, supported by TIM’s sustainability positioning. Environmental issues and global problems, which have already been under assessment, are included with a sharper focus in our guidelines in this quarter.

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We are attentive to all the phases of our work, aiming at fully integrating sustainability in the management of our business.

The investment in the social and cultural areas throughout the quarter comprised several projects, all with music as guiding path. The highlight was the implementation of the TIM Música nas Escolas (TIM Music at Schools) program in the city of Santo André (São Paulo state), where TIM maintains its Technology Center. One thousand children and teenagers from Santo André will join the more than 15 thousand youth who already benefit from TIM’s main social inclusion program, which uses the universal language of music to disseminate values and respect for citizenship. In the cultural field, TIM promoted several summer activities, sponsoring shows in Brazil from coast to coast.

TIM’s commitment is to continue developing this sustainable business model in the upcoming quarters and to prepare the development of integrated solutions (voice and data) so as to maintain its leadership position and to capture new sources of revenue in an ongoing effort to generate value for all its stakeholders.

Management

Operating Performance

National penetration of 54.2% in the 1Q07
The Brazilian market closed March/07 with 102.2 million lines, 14.3% up on the 89.4 million registered in March/06. National penetration reached 54.2% and continues showing growth potential, especially in light of the positive scenario of economy growth and increased purchase power.

Total market net additions came to 2.2 million in the quarter, down by 30.2% on the 3.2 million recorded in the same period of the previous year, a sign of the market’s increasing maturity, as well as more rational commercial approach pursued by operators reflected, among other, by lower handsets subsidies.

The Company added 896 thousand new clients to its base in the 1Q07, consolidating its substantial share of sector growth. TIM registered the leadership on the quarter with 40.1%, confirming the outperformance of 2006FY (+ 38.2%)

Market share: 25.8% in the 1Q07
TIM Participações closed the first quarter with 26.3 million clients, 25.2% up year-on-year outpacing market growth by 10 p.p. such outperformance is reflected in market share that reached 25.8%, up 2.3 p.p. when compared to march 2006. This quarter’s good performance reduced even further its gap versus the player with the largest client base, from 10.2 p.p. at the end of the 1Q06 to only 2.6 p.p. at the end of the 1Q07.

The Company’s client base mix also improved. The postpaid base grew by 31.4%, representing 21.6% of the total base, 1 p.p. up in the last twelve months. In the corporate segment, this growth was even higher, 50.3% up year-on-year.

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Strong growth in the high value segment

TIM: the largest GSM client base of South America
At the end of the quarter, 92.1% of TIM Participações’ clients were using GSM technology. TIM’s GSM coverage reached 92.1% of the country’s urban population, serving 2,459 cities. The municipalities with GSM also have access to GPRS, while 468 have the additional benefit of the EDGE technology. These innovations facilitate access to and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

Marketing Activities

Leader in the country’s corporate segment and the only mobile operator present in all Brazilian states, TIM remains focused on the development of products for this key market niche.

In this quarter, the Company launched two services targeted at companies that operate in more than one region in Brazil. These include the “TIM Empresa Nacional” plan, which offers advantages such as single tariffs for calls throughout the country, allowing clients to share contracted minutes among the several branches, and free roaming in the entire country; and the “Tarifa Zero Brasil” package, which reduces costs in the use of services during trips by offering free calls along the country between the company’s offices and employees.

TIM also began offering “TIM Empresa Mais”, an innovative postpaid plan because it does not entail the commitment to minute packages allowing the flexibility to meet the increasing demand of the Brazilian corporate market. The purpose of this plan is to make the mobile phone an affordable communication tool and with attractive tariffs to the reality of companies wishing to expand corporate mobile communications and to serve new companies who do not yet know their own usage profile.

Innovation has always characterized the TIM brand. Hence, we also highlight the launch of “TIM Casa Empresarial”, the corporate version of the pioneering service in the Brazilian market that allows TIM clients to make local calls to fixed phones, from the area registered as their workplace, at a lower cost than those of a fixed line monthly subscription. The “TIM Casa Empresarial” plan meets the demand of companies of all sizes for lower telephony costs.

With over 400,000 clients, “TIM Casa” has been outperforming international benchmarks in the retail segment.

TIM continues prioritizing low cost acquisitions through the sale of the TIM chip instead of handset subsidy; this strategy encourages the recharge mechanism which in turn increases service usage with a positive impact on profitability.

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Along with this acquisition strategy, TIM also encourages service usage through the promotion “Receba o Valor do Chip de volta” (“Get the amount you paid for the chip back”). This promotion stimulates clients to make a recharge within 48 hours of the chip activation by returning the amount paid for the chip in credits. TIM clients immediately see the benefits of the promotion and are motivated to begin using the service soon. This offer has proved to be an efficient tool to anticipate and increase revenue, tripling the percentage of clients that make a recharge within 48 hours.

In addition, the company launched the “Recarga Extra” (“Extra Recharge”) promotion, offering proportional bonuses to the amount of recharge in minutes; it has fulfilled its objective of encouraging the use and contributing to stricter churn control. This promotion boosts revenue and recharge frequencies.

TIM innovated again by launching the “TIM + 60” promotion and extending the “7 centavos” (“7 cents”) promotion at the same time, supporting the strategy of acquiring and maintaining postpaid clients. This promotion increases the convenience of minutes bundle, stimulating a greater service usage habit between low and middle clients.

In the VAS segment, several new features are available on the TIM WAP portal, such as: carnival-related content, soccer state championship, games and etc.

All these initiatives exemplify the Company’s continuous innovation and competitive differential, especially in terms of client segmentation and the development of customized services.

Financial Performance

Selected Figures 1

				R$ thousand

	1Q07	1Q06	% Y-o-Y	4T06 Reclassified

Total Gross Revenue	3,895,334	2,888,958	34.8%	4,093,956
Gross Service Revenue	3,545,946	2,465,646	43.8%	3,542,483
Gross Handset Revenue	349,388	423,312	-17.5%	551,472

Total Net Revenue	2,843,173	2,065,722	37.6%	3,077,758
Net Services Revenue	2,661,539	1,846,502	44.1%	2,734,775
Net Handsets Sales	181,634	219,220	-17.1%	342,983

EBITDA	664,051	573,871	15.7%	797,547
EBITDA Margin	23.4%	27.8%	-4.4 p.p.	25.9%

EBIT	81,786	35,875	128.0%	223,944
EBIT Margin	2.9%	1.7%	1.2 p.p.	7.3%

Net Income (Loss)	(19,465)	(101,561)	-80.8%	132,287

Note: (1) Consolidated figures

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Operating Revenues

Total net revenues came to R$2,843.1 million in the 1Q07, 37.6% up year-on-year, positively impacted by of the elimination of the partial Bill & Keep (B&K) system in the second half of 2006. It is worth noting that if we adjust 1Q06 results to the same base, for comparison purposes, total net revenue growth would have come to 18.8%, higher than the 2006 annual expansion (+14.2%) .

Solid service revenue growth	Net service revenue totaled R$ 2,661.5 million in the 1Q07, 44.1% up on the R$ 1,846.5 million recorded in the 1Q06. This growth was primarily due to the continued expansion of voice and value-added services (VAS), underlining the quality of TIM’s subscriber base, and also thanks to the positive impact of the Bill & Keep elimination. Considering the effect of the partial Bill & Keep system elimination in the 1Q06, net service revenue would have grown by a remarkable 22.4%, in line with the 2006FY growth.

VAS Revenue: 7% of gross service revenue	It is important to point out the company’s continuous efforts to encourage the use of value added services (VAS), which complement the service plans in all segments. Gross VAS revenues stood at R$ 253.5 million in the 1Q07, 40.1% higher than in the 1Q06. Innovative services (MMS, downloads, etc) accounted for 44% of these revenues.

ARPU: stable versus the 3Q06, despite the first quarter seasonality	Average revenue per user (ARPU) totaled R$ 34.4 in the 1Q07, in line with the 3Q06, period which also included the positive impact of the B&K elimination, and broadly stable compared to the 1Q06’s Adjusted ARPU (R$ 35.2) . The decline from the 4Q06 (R$ 37.0) to the 1Q07 reflects primarily the characteristic seasonal effects in the compared periods. It is worth noting that between the 4Q06 and the 1Q07, ARPU dropped by 7.2%, less than the 10.9% recorded in the previous year, reflecting the positive trend in the usage of our services and the improved customer mix.

ARPU: on track to rebound

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Stimulating SIM card sales	Net handset revenues totaled R$ 181.6 million in the 1Q07, 17.1% down year-on-year, reflecting the Company’s strategy of reducing its share in prepaid handset sales and stimulating SIM Card sales. Handset sales volume fell by 22% from the 1Q06 to the 1Q07. In the period, the sales of color display and Java enable handsets increased 42.6 p.p. and 29.8 p.p. respectively.

Operating Costs and Expenses

Interconnection costs reflect the elimination of the Bill & Keep	Operating costs and expenses stood at R$ 2,179.1 million in the quarter, versus R$ 1,491.9 million in the 1Q06. This increase results from the rise in variable costs following the strong client base growth in the period, combined with higher interconnection costs due to the elimination of the Bill & Keep system in the second half of 2006.

Network and interconnection costs stood at R$908.7 million in the quarter, versus R$ 457.5 million in the 1Q06 and R$ 950.0 million in the 4Q06. This sharp increase is due to the elimination of the Bill & Keep system, meaning that the Company now pays the interconnection charge on every local call to other mobile operators, combined with the impressive growth in traffic volume (+45.0% YoY in outgoing traffic and +36.5% YoY in total traffic), following the expansion of the client base in the period, and especially those of the postpaid customers (+31.4% YoY) that is characterized by higher usage patterns.

COGS was impacted by the deferral of subsidies	The cost of goods sold – basically comprising handset and accessory sales – totaled R$ 263.6 million in the 1Q07, up by 13.2% on the same period the year before due to the positive impact of the deferral of R$55.6 million in the 1Q06 compared with a negative result of R$14.1 million, as the deferral in the quarter is lower than the amortization from previous periods, especially due to the decline in handset sales. In 2006 as a whole, this accounting practice generated a gain of R$ 160.2 million (See “Main Regulatory and Accounting Changes” and Attachment 4)

Quarterly selling and marketing expenses came to R$571.7 million, 24.8% higher than in the 1Q06, reflecting the 33.4% increase in gross additions (3.1 million in the 1Q07 versus 2.3 million in the 1Q06). The period’s client base expansion impacted variable expenses related to the FISTEL tax (charged by ANATEL for each new activation and on the total initial base) and commissions. These, in turn, were also affected by higher commissions for recharge card sales, evidence of increased prepaid base usage volume.

As of the 4Q06, consumer handset discounts are fully booked as “discounts on goods sold”, instead of being partially allocated to selling expenses and cost of goods sold (see “Main Regulatory and Accounting Changes” and Attachment 4).

SAC: substantial reduction in handset subsidies	Subscriber acquisition costs (SAC) dropped by 17.3% year-on-year (R$ 124 in the 1Q07 versus R$150 in the 1Q06), reflecting the sales strategy focused on increasing the efficiency of sales channels, fueling chip-only sales and concentrating acquisition efforts in the postpaid segment. As a result, the SAC/ARPU ratio fell from 4.3 months in the 1Q06 to 3.8 months in the 1Q07.

G&A expenses - excluding depreciation, amortization and personnel expenses - totaled R$ 112.6 million in the 1Q07 versus 120.2 in the 1Q06, slightly lower than in the same period of the previous year. This drop reflects lower non-recurring expenses related to technical and consulting services associated with the Company’s corporate restructuring.

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Private Pension Plan: retain the Company’s employees
Personnel expenses amounted to R$ 152.2 million in the 1Q07, 6.4% up year-on-year. This increase basically reflects the hiring of new employees to improve customer service and client relations, as well as pre and post-sales support, in addition to expenses related to the pension plan implemented in mid-2006 to retain the Company’s employees.

Bad debt increase from non TIM clients
Bad debt expenses totaled R$ 173.0 million in the quarter (R$89.4 million in the 1Q06 and R$ 123.3 million in the 4Q06). The change of these expenses, when compared to the trend of the last quarters, is justified by (i) the significant expansion of the revenues, generated by the postpaid base, which shows a stable trend in terms of collecting performance, (ii) the increase in other licensed operators (OLO) provisions, related to interconnection and co-billing negotiations; and (iii) the increase in provision for bad debt associated to the use of long distance service (code 41) by non TIM customers.

Other net operating revenues came to R$ 2.7 million versus R$ 9.2 million in the 1Q06.

EBITDA

First-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$ 664.0 million, 15.7% up on the R$ 573.9 recorded in the 1Q06.

It is worth to mention that 1Q06 figures have been restated to reflect the deferral of handset subsidies, booked starting from the 3Q06 and retroactive to the previous periods of 2006. These represents a positive impact of R$ 55.6 million in the 1Q06, versus a negative impact of R$ 14.1 million in the 1Q07. Thus, the historical EBITDA eliminating the effects of the deferral of subsidies would have come to R$ 518.0 million in the 1Q06, versus R$ 678.2 million in the 1Q07, up by 30.9% year-on-year.
Excluding the effect of subsidy’s deferral and adjusting the 1Q06 considering the elimination of the B&K, from January 1st 2006, the adjusted EBITDA margin would have come to 23.8% in the 1Q07, versus 21.1% in the 1Q06. It is worth mentioning that in the 1Q07 the Company’s profitability was in line with the expectations for 2007.

EBITDA Margin: +2.7 p.p. growth on a comparable basis.

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Depreciation and Amortization

Depreciation and amortization expenses amounted to R$ 582.3 million, 8.2% higher than the R$ 538.0 million reported in the 1Q06. This increase reflects network and IT infrastructure expansion and improvement. It is worth noting that the amortization of the privatization goodwill, totaling R$ 12.6 million, was booked as “income tax” (the same adjustments used in the pro-forma income statements in Attachment 4).

EBIT

Continuous EBIT improvement: + 128% YoY	EBIT (operating result before interest and taxes) totaled R$ 81.8 million in the 1Q07, 128.0% up year-on-year. The corresponding EBIT margin was 2.9% in the 1Q07, up 1.2 p.p. year-on-year.

Net Financial Result

Net financial expenses totaled R$ 63.2 million for the quarter, 28.9% lower than the R$ 89.0 million expense reported in the 1Q06. This change is due to the reduction of the company net debt and the decline on the average cost of debt. It is important to mention that the new accounting practices, mentioned in “Main Regulatory and Accounting Changes” and adopted as of the 4Q06, whereby the obligations related to the estimated cost of dismantling radio towers and equipment in rented properties (ARO) is recognized, resulted in a R$ 8.2 million increase in the 1Q07 financial expenses versus R$ 6.1 million in the 1Q06.

Indebtedness

Stable net Financial position YoY	At the close of the first quarter, the Company’s net debt (total debt less cash and cash equivalents) totaled R$ 1,582.3 million, in line with the R$ 1,535.7 million reported at the end of the 1Q06.

On March 31, 2007, gross debt amounted at R$ 2,092.3 million, a decline when compared to the R$2,432.4 million recorded at the same period the year before. The Company’s debt mostly comprises long-term loans and financing from the BNDES (National Development Bank) and the BNB (Banco do Nordeste do Brasil). Cash and cash equivalents amounted to R$ 510.0 million in the 1Q07, mainly made up of highly liquid financial investments.

Income Tax and Social Contribution

Income taxes (Income Tax and Social Contribution Tax) are calculated based on the result of each subsidiary of the Group, adjusted by the additions and exclusions associated to the fiscal legislation. In the 1Q07 the total Taxes were allocated as following:

DESCRIPTION	1Q07	1Q06

Net Income (Loss) Before Taxes	17.375	(52.714)
Theoretical tax rate and social contribution	34%	34%
Theoretical income tax and social contribution	(5.908)	17.923
(Additions)/Exclusions	(30.932)	(66.770)
Total taxes credited to the income	(36.840)	(48.847)

* of which amortization of goodwill	(12.613)	(12.613)

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Net Result

TIM Participações closed the 1Q07 with a net loss of R$ 19.5 million, 80.8% less than in the same period of the previous year, evidence of the continuous improvement of the Company’s operating results.

CAPEX

CAPEX of R$ 255 million in the 1Q07
Investments totaled R$ 255.0 million in the first quarter (versus R$169.2 million in the 1Q06), not including the amount of R$ 0.3 million related to the obligations derived from the discontinued assets (Assets Retirement Obligation – ARO), 61 % of which allocated to the expansion and improvement of the GSM network’s capacity and quality. 20 % of CAPEX went to developing and improving IT systems; and 17 % to the commodatum program, part of the Company’s expansion and loyalty-building strategy for the corporate segment.

Ownership Breakdown

	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES S/A	644,404,708,522	81.2	978,715,255,665	63.7	1,623,119,964,187	69.7
ADR	-	0.0	327,817,261,484	21.3	327,817,261,484	14.1
OTHERS	149,139,568,466	18.8	229,638,065,429	14.9	378,777,633,895	16.3

TOTAL	793,544,276,988	100	1,536,170,582,578	100	2,329,714,859,566	100

Dividends

Dividend payment to be effected on June 25, 2007
The Shareholders’ Meeting held on April 12, 2007 approved the realization of part of the Expansion Reserve, in the amount of R$ 450.8 million in order for it to be distributed to shareholders as dividends, equivalent to R$0.1933 per lot of 1,000 common and preferred shares and R$1.9330 per ADR (10,000 preferred shares). The payment will be effected on June 25, 2007.

Corporate Governance

Continuous Transparency
Technological leadership is one of the pillars of the Company’s strategy. By recognizing the importance of this factor in the success achieved by TIM Participações, and with the goal of implementing advanced services, solutions and innovations – most of which are not yet available in the Brazilian market – it was approved the execution of a Cooperation and Support Agreement between the Company’s subsidiaries and Telecom Italia SpA.

The Agreement, approved by TIM Participações’ Board of Directors at the meeting held on May 03, 2007, aims to enable the Company to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to the operations of TIM Participações through:

• Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;

•
Plug & Play of systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian’s through limited investments and mitigated implementation risks;

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• An increase in efficacy and efficiency by adopting in-house solutions that have been widely tested and used.

The Agreement’s term is 12 months and the amount to be spent by TIM Participações corresponds to approximately 2% of the forecasted amount of investments for the year 2007. As customary in transactions of this nature, the Company hired a specialized and independent firm (Accenture do Brasil), which performed an economic appraisal of the Agreement. The report prepared by Accenture do Brasil and presented to the Company’s Board of Directors concluded that the amounts established in the Agreement are more favorable than market prices.

About TIM Participações S.A.

By means of its controlled companies, TIM Participações is Brazil’s largest mobile telephony service provider using the GSM (Global System for Mobile Communications) technology. Thanks to its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A., it is the only company operating throughout Brazil.

Focused on sustainable and profitable growth, the Company concentrates its operations in value client of all the segments it operates – be it prepaid, postpaid or corporate plans. In order to do so, it has heavily invested in differentiating and enhancing the quality of its products and services, while it seeks to develop innovative and low-cost offers.

Since the beginning of its operations in Brazil, Grupo Telecom Italia has put intensive efforts into its brand – currently renowned across the country - which is identified with innovation and first choice, especially for customers from the business segment, in which the Company is the market leader, according to a research carried out by Ericsson.

TIM has Brazil’s largest data transmission network via mobile, using the GPRS(General Packet Radio Service)/ EDGE (Enhanced Data rates for Global Evolution) technology, which allows Internet connection from any mobile device (laptop, PDA - Personal Digital Assistants - or mobile phone), without requiring a modem, at any time and from anywhere within the coverage of TIM's GSM network. The TIM GSM/GPRS network is available in over 2,459 municipalities. The Company was pioneer in launching in Brazil, in July 2004, an EDGE network that enables data transmission through broadband, which currently reaches 468 cities including all Brazilian capitals.

TIM Participações’ shares are traded on the São Paulo (Bovespa) and the New York (NYSE) Stock Exchanges.

  Only company with nationwide presence

  Second largest company in terms of client numbers

  Largest GSM operator in terms of client numbers

  Leader in business segment

  Leader in the service revenue growth

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Disclaimer
This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	Pro-forma Financial Statement (BR GAAP)
Attachment 5:	EBITDA Calculation Statement (BR GAAP)
Attachment 6:	Consolidated Operational Indicators
Attachment 7:	Glossary

The Complete Financial Statements, including Explanatory Notes are available at the
Company’s Investor Relations Website: www.timpartri.com.br

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Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)

(R$ Thousand)

DESCRIPTION	Mar/07	Dec/06%

ASSETS	13,131,272	14,200,105	-7.5%

CURRENT ASSETS	3,733,413	4,443,021	-16.0%
Longa Distância
Cash and cash equivalents	344,527	440,866	-21.9%
Inventories	116,072	164,108	-29.3%
Recoverable Taxes	320,467	292,542	9.5%
Deferred income and social contribution taxes	50,450	50,450	0.0%
Prepaid expenses	203,129	221,008	-8.1%
Other current assets	21,489	15,603	37.7%

NONCURRENT	9,397,859	9,757,084	-3.7%
Noncurrent assets
Related parties	17,100	16,303	4.9%
Recoverable Taxes	263,139	285,681	-7.9%
Deferred income and social contribution taxes	16,817	29,429	-42.9%
Judicial deposits	67,330	57,420	17.3%
Prepaid expenses	11,587	13,257	-12.6%
Other	7,265	7,191	1.0%

PERMANENT ASSETS
Investments	6,333	6,728	-5.9%
Property, plant and equipment	6,925,721	7,185,864	-3.6%
Intangibles	1,860,561	1,922,621	-3.2%
Deferred	222,006	232,590	-4.6%

LIABILITIES	13,131,272	14,200,105	-7.5%

CURRENT LIABILITIES	3,128,084	4,135,122	-24.4%
Suppliers	1,643,262	2,642,858	-37.8%
Loans and financing	273,485	340,762	-19.7%
Salaries and related charges	114,338	92,493	23.6%
Taxes, charges and contributions	459,747	370,264	24.2%
Authorizations payable	38,545	38,275	0.0%
Dividends and interest on shareholders’ equity payable	472,788	472,958	0.0%
Related parties	48,356	84,064	-42.5%
Other	77,563	93,448	-17.0%

NONCURRENT LIABILITIES	2,136,275	2,178,605	-1.9%
Noncurrent liabilities
Loans and financing	1,818,824	1,879,679	-3.2%
Provision for contingencies	138,077	128,133	7.8%
Pension plan	6,083	6,083	0.0%
Authorizations payable	6,603	6,542	0.9%
Asset retirement obligations	166,688	158,168	5.4%

SHAREHOLDERS' EQUITY	7,866,913	7,886,378	-0.2%
Capital	7,512,710	7,512,710	0.0%
Capital reserves	135,230	135,230	0.0%
Income reserves	238,438	238,438	0.0%
Net Loss for the period	(19,465)	-

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Attachment 2

TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)

(R$ Thousand)

DESCRIPTION	1Q07	1Q06%

Gross Revenues	3,895,334	2,888,958	34.8%
Telecommunications Services	3,545,946	2,465,646	43.8%
Core	3,292,477	2,284,682	44.1%
VAS	253,469	180,964	40.1%
Handset sales	349,388	423,312	-17.5%
Handset Sales	349,388	423,312	-17.5%
Discounts and deductions	(1,052,161)	(823,236)	27.8%
Taxes and discounts on services	(884,406)	(619,144)	42.8%
Taxes and discounts on handset sales	(167,755)	(204,092)	-17.8%
Net Revenues	2,843,173	2,065,722	37.6%
Services	2,661,540	1,846,502	44.1%
Handset revenues	181,633	219,220	-17.1%
Operating Expenses	(2,179,121)	(1,491,851)	46.1%
Personal expenses	(152,173)	(143,004)	6.4%
Selling & marketing expenses	(571,742)	(458,149)	24.8%
Network & interconnection	(908,735)	(457,466)	98.6%
G&A	(112,562)	(120,198)	-6.4%
Cost Of Goods and Service	(263,619)	(232,840)	13.2%
Bad Debt	(172,968)	(89,381)	93.5%
Other operational revenues (expenses)	2,678	9,187	-70.9%

EBITDA	664,052	573,871	15.7%
EBITDA - Margin over total net revenues	23.4%	27.8%	-4.4 p.p
Depreciation & amortization	(582,266)	(537,995)	8.2%
Depreciation	(365,592)	(349,151)	4.7%
Amortization	(216,674)	(188,844)	14.7%
EBIT	81,786	35,876	128.0%
EBIT - Margin over total net revenues	2.9%	1.7%	1.2 p.p
Other non-operational revenues (expenses)	(1,156)	417	-
Net Financial Results	(63,255)	(89,007)	-28.9%
Financial expenses	(87,387)	(137,747)	-36.6%
Net exchange variance	561	489	14.7%
Financial income	23,571	48,251	-51.1%
Net income before taxes and Minorities	17,375	(52,714)	-
Income tax and social contribution	(36,840)	(48,847)	-24.6%

Net Income (Loss)	(19,465)	(101,561)	-80.8%

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Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)

(R$ Thousand)

	1Q07	1Q06

EBIT	81,787	35,876

Depreciation and Amortization	582,265	537,995
Capital Expenditures	(254,671)	(169,239)
Changes in Net Operating Working Capital	(897,874)	(1,645,989)

FREE OPERATING CASH FLOW	(488,494)	(1,241,357)

Income and Social Contribution Taxes	(24,227)	(41,204)
Dividends and Interest on Own Capital	(170)	(56,290)
Net Financial Income	(63,255)	(89,008)
Other changes	20,774	(10,371)

NET CASH FLOW	(555,374)	(1,438,231)

Attachment 4

TIM PARTICIPAÇÕES S.A.
Pro-forma Financial Statement (R$ Thousand)

DESCRIPTION	1Q06	2Q06	3Q06	4Q06	2006

Gross Revenues	2,888,958	3,201,785	3,692,860	4,093,956	13,877,559
Telecommunications Services	2,465,646	2,654,569	3,157,578	3,542,483	11,820,276
Core	2,284,682	2,417,134	2,940,626	3,291,652	10,934,095
VAS	180,964	237,434	216,951	250,832	886,181
Handset sales	423,312	547,216	535,283	551,472	2,057,283
Handset Sales	423,312	547,216	535,283	551,472	2,057,283
Sales Deductions & Discounts	(823,236)	(949,125)	(972,886)	(1,016,198)	(3,761,445)
Taxes and discounts on services	(619,144)	(696,643)	(763,251)	(807,709)	(2,886,748)
Taxes and discounts on handset sales	(204,092)	(252,482)	(209,635)	(208,489)	(874,698)
Net Revenues	2,065,722	2,252,660	2,719,974	3,077,758	10,116,113
Services	1,846,502	1,957,925	2,394,327	2,734,775	8,933,528
Handset revenues	219,220	294,734	325,647	342,983	1,182,585
Operating Expenses	(1,491,851)	(1,706,815)	(2,144,777)	(2,280,211)	(7,623,654)
Personal expenses	(143,004)	(149,094)	(153,680)	(149,111)	(594,890)
Selling & marketing expenses	(458,148)	(564,844)	(602,883)	(547,673)	(2,173,548)
Network & interconnection	(457,466)	(442,244)	(815,084)	(950,039)	(2,664,832)
G&A	(120,198)	(113,614)	(98,923)	(101,623)	(434,358)
Cost Of Goods and Service	(232,840)	(386,345)	(366,952)	(421,624)	(1,407,761)
Bad Debt	(89,381)	(113,088)	(126,227)	(123,280)	(451,976)
Other operational revenues (expenses)	9,187	62,414	18,972	13,140	103,711

EBITDA	573,871	545,844	575,197	797,547	2,492,460
EBITDA Margin	27.8%	24.2%	21.1%	25.9%	24.6%

Depreciation & amortization	(537,995)	(553,961)	(568,878)	(573,603)	(2,234,438)
Depreciation	(349,151)	(357,491)	(368,365)	(367,067)	(1,442,074)
Amortization	(188,844)	(196,470)	(200,513)	(206,536)	(792,364)

EBIT	35,876	(8,117)	6,319	223,944	258,022
EBIT - Margin over total net revenues	1.7%	-0.4%	0.2%	7.3%	2.6%
Other non-operational revenues (expenses)	417	(94)	884	1,319	2,526

Earnings before financial expenses	36,293	(8,211)	7,203	225,263	260,548

Net Financial Results	(89,007)	(100,930)	(88,811)	(64,207)	(342,956)
Financial expenses	(137,749)	(117,060)	(101,478)	(93,741)	(450,027)
Net exchange variance	489	(22,787)	(20,937)	(11,897)	(55,132)
Financial income	48,251	38,917	33,603	41,430	162,202

Net income before taxes and Minorities	(52,714)	(109,141)	(81,608)	161,056	(82,409)
Income tax and social contribution	(48,847)	(129,500)	(12,161)	(28,768)	(219,275)
Net Income (Loss)	(101,561)	(238,641)	(93,769)	132,287	(301,683)

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Attachment 5

TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	1Q07	1Q06

Net Profit	(19,465)	(101,561)
(+) Provision for Income Tax and Social Contribution	36,840	48,847
(+/-) Non-Operational Results	1,156	(417)
(+/-) Minorities Interest	-	-
(-) Net Financial Results	63,255	89,007

EBIT	81,786	35,876
(-) Amortization and Depretiation	582,266	537,995

EBITDA	664,052	573,871

Attachment 6

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	1Q07	4Q06	1Q06	QoQ	YoY

Estimated Population in the Region (million)	188.5	187.9	185.9	0.3%	1.4%
Municipalities Served - GSM	2,459	2,453	2,342	0.2%	5.0%
Brazilian Wireless Subscriber Base (million)	102.2	99.9	89.4	2.2%	14.3%
Estimated Total Penetration	54.2%	53.2%	48.1%	1.0 p.p.	6.1 p.p.
Market Share	25.8%	25.4%	23.5%	0.3 p.p.	2.3 p.p.
Total Lines	26,306,699	25,410,478	21,018,232	3.5%	25.2%
Prepaid	20,629,112	20,005,316	16,696,723	3.1%	23.6%
Postpaid	5,677,587	5,405,162	4,321,509	5.0%	31.4%
Gross Additions	3,105,344	3,549,236	2,327,445	-12.5%	33.4%
Net Additions	896,221	1,325,977	846,839	-32.4%	5.8%
Churn	8.7%	9.2%	7.3%	-0.5 p.p	1.4 p.p
TOTAL ARPU	R$34.4	R$37.0	R$29.9	-7.2%	15.0%
TOTAL MOU	89	95	82	-5.9%	8.9%
Investment (R$ million)	255.0	693.1	169.2	-63.2%	50.7%
Employees	9,520	9,544	9,167	-0.3%	3.9%

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Attachment 7

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution –technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue per–per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 07, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.